Exhibit 13

[LETTERHEAD OF CARLSON CAPITAL, L.P.]

June 20, 2014

SWK Holdings Corporation

15770 North Dallas Parkway, Suite 1290

Dallas, Texas 75248

Attention: Special Committee of the Board of Directors

Gentlemen:

As you know, on May 16, 2014, Carlson Capital, L.P. made a non-binding offer to acquire 80 million shares of newly issued common stock of SWK Holdings Corporation at a price of $1.20 per share. SWK formed a special committee of independent directors unaffiliated with Carlson, and the special committee and Carlson have exchanged drafts of certain discussion points related to the potential transaction. In the course of negotiations, Carlson has agreed to additional terms, including formalizing our continued support for the company’s planned rights offering, which we believe provide added benefits to all stockholders. The appendix to this letter contains the most recent draft of these discussion points.

Notwithstanding Carlson’s good faith attempts to reach an agreement on these discussion points with the special committee, we now understand that the special committee is unwilling to move forward with our proposed transaction under any circumstances unless Carlson agrees to subject the transaction to approval by a majority of the outstanding shares held by stockholders that are not affiliated with Carlson. Based on low levels of participation in prior SWK stockholder meetings, and because shares of stockholders who do not vote will be counted as votes against the deal, we believe the special committee’s position creates unreasonable risk to the completion of the transaction. Instead, Carlson is willing to condition its proposal on approval by holders of a majority of the shares not affiliated with Carlson that vote on the matter – a vote that adequately ensures the transaction is supported by unaffiliated SWK stockholders.

We are very disappointed in this outcome and believe the special committee’s decision not to pursue this value-generating transaction with Carlson is contrary to the best interests of SWK’s stockholders.

As reflected in the discussion points, Carlson is prepared to move forward with a transaction that contains the following terms:

A.	SWK will conduct a discounted rights offering for all SWK stockholders as currently contemplated by the registration statement on Form S-1, with Carlson serving as the backstop for no fee.

B.	Concurrently with the rights offering, SWK will issue to Carlson, at a purchase price of $1.20 per share, a number of shares of common stock in a private placement such that Carlson will own, as a result of the rights offering and the private placement, 71% of SWK’s post-transaction equity interests. The actual number of shares to be issued to Carlson in the private placement will depend on the rights offering subscriptions of other stockholders.

C.	SWK will have a 40-day “go-shop” period after execution of the definitive agreement with Carlson, during which time SWK would be entitled to solicit alternative transactions that are more favorable for SWK’s stockholders.

D.	Carlson will agree not to acquire shares of SWK common stock for a specified period after the closing that would cause its ownership percentage to increase by more than 5% unless it first offers to purchase all remaining shares held by SWK stockholders.

E.	For a specified period after the closing, if Carlson proposes to sell its shares of SWK common stock to a third party that would result in such third party owning in excess of 40% of SWK (and Carlson owning less than such third party), Carlson will ensure that stockholders not affiliated with Carlson will have the opportunity to sell the same proportion of their shares on the same terms as the Carlson sale (i.e., a “tag-along” right).

The transaction contemplated by the terms proposed by Carlson represents a premium to the current trading price of SWK common stock and provides immediate value for existing SWK stockholders. The concurrent rights offering will enable existing stockholders to invest additional equity capital, at a discount to the price Carlson has offered to pay through the private placement. Finally, stockholders will retain the post-closing upside in a substantially stronger company, with the benefit of stockholder protections designed to align the interests of all stockholders.

The special committee has a fiduciary duty to act in the best interest of SWK’s stockholders. We urge the special committee to listen to SWK’s stockholders, whom we believe will support this valuable proposal, and comply with its fiduciary obligations by pursuing the transaction with Carlson on the terms outlined in the appendix to this letter.

Very truly yours,

Carlson Capital, L.P.

By:	/s/ Clint Carlson

Contact:

Chris Haga

Carlson Capital, L.P.

Portfolio Manager

(214) 932-9653

2

Appendix

DISCUSSION POINTS

Parties

SWK Holdings Corporation (the “Company”); and

Funds controlled by Carlson Capital, L.P., which may include such funds as already have positions in the Company, other existing funds managed by Carlson, or entities newly formed to undertake the Transaction (collectively, the “Investor”).

Transaction

The Company will raise additional funds through a Rights Offering and Share Issuance (each as described below), such that the Investor will own 71% of the Company’s post Transaction equity interests (the “Target Equity Interest”). The Rights Offering and Share Issuance will be conducted in parallel, will be conditioned on one another and will close simultaneously.

The purpose of the Transaction is to enable the Company to substantially expand its operations in order to:

•     Capture more of the economics of its pharmaceutical and biotechnology royalty securitization business;

•     Diversify its portfolio to lower asset level risk and access more attractive debt financing in the future;

•     More effectively compete for business that requires a demonstration of substantial capital resources;

•     Retain and motivate management;

•     Better spread fixed costs; and

•     Maximize the potential benefits of its net operating loss carryforwards (“NOLs”).

Rights Offering	The Company will conduct the rights offering as currently contemplated by the registration statement on Form S-1, including with respect to the Investor backstop (the “Rights Offering”).

Share Issuance	Concurrent with the Rights Offering, the Company, through a private placement, will issue shares of common stock, par value $0.001 per share, to the Investor at a purchase price of $1.20 per share (the “Per Share Price”) (the “Share Issuance”). The Rights Offering and Share Issuance, together, are referred to herein as the “Transaction.”

The number of shares issued in the Share Issuance shall be adjusted based on the results of the Rights Offering such that the Target Equity Interest is achieved, and that the NOL attributes of the Company are preserved.

Stockholder Vote

The Transaction as a whole shall be submitted for approval to the stockholders of the Company, with a non-waivable condition requiring the affirmative vote of a majority of the outstanding shares having voting power held by stockholders unaffiliated with the Investor that are present or represented by proxy at a duly called meeting of stockholders at which a quorum of unaffiliated stockholders is present or represented by proxy.

The Special Committee will recommend that the stockholders vote in favor of the Transaction, subject to the withdrawal and termination rights described below.

If the requisite stockholder approval is not obtained the Company shall reimburse the Investor’s reasonable expenses in an amount not to exceed $150,000.

Agreement and Proxy Statement	[TBD] will prepare a first draft of the definitive agreement incorporating the terms generally contained in this Term Sheet (the “Agreement”). The parties will use reasonable best efforts to cause the proxy statement to be filed with the SEC no later than one week following the execution and delivery of the Agreement by the parties.

Existing Investor Credit Facility	Under the existing credit facility, upon execution of the Agreement the Investor will release an additional $25 million of availability, with all balances under the existing credit facility to be repaid in full out of the proceeds of the Transaction or the proceeds of any Acquisition Proposal (as defined below).

Deal Protection

The Agreement will include customary deal protection provisions that include an initial solicitation period (“go-shop”) for Acquisition Proposals:

•     “Acquisition Proposal” is defined as a transaction involving at least 15% of the Company’s equity or assets.

•     Between the execution date of the Agreement and the stockholder vote, the Company (through the Special Committee) may exchange confidential information and engage in discussions and negotiations with a third party that makes an unsolicited Acquisition Proposal (or submits an Acquisition Proposal during the go-shop period) that the Special Committee determines in good faith and based on the advice of its financial advisor could reasonably be likely to lead to a transaction that is more favorable to the Company’s stockholders than the Transaction.

•     The Company (through the Special Committee) may solicit Acquisition Proposals from third parties for a period of 40 days following announcement of the Transaction (i.e., the go-shop period) and shall inform the Investor upon receipt of any Acquisition Proposal, including the identity and terms of such proposal. It is understood and agreed that the pendency of the go-shop period shall not delay the process for the proxy filing, proxy distribution and stockholder meeting (it being understood that the stockholder meeting shall not be held prior to expiration of the go-shop period).

•     The Investor will have the right to match any Acquisition Proposals.

•     The Company will not agree to pay fees or expenses of a party proposing an Acquisition Proposal in an amount greater than that offered to the Investor.

•     Prior to the stockholder vote, if (a) the Company, in compliance with its obligations in these provisions, receives a third party proposal that the Special Committee in good faith deems to be superior to the Transaction based on the advice of its financial advisor and that the Investor declines to match or (b) there is a material event (other than third party proposals) occurring or arising after the execution date of the Agreement that was not known or reasonably foreseeable to the Special Committee as of such date, the Special Committee may change its recommendation of the Transaction and/or terminate the Agreement (i) if, after consultation with its outside legal counsel, failure to change its recommendation and/or terminate the Agreement would reasonably be likely to constitute a breach of the Special Committee’s fiduciary duties and (ii) upon payment of a termination fee to the Investor equal to 3.0% of the aggregate purchase price offered by the Investor in the Transaction (the “Termination Fee”), except that in the case of a change in recommendation and/or termination under clause (a) above involving a proposal received from a party that was solicited through the go-shop, the Termination Fee shall be 1.0% of such aggregate purchase price offered by the Investor in the Transaction.

•     The 3% Termination Fee will also be payable under the following circumstances if the Investor does not exercise matching rights with respect to the applicable transactions: (a) the Agreement is terminated following the failure to obtain the requisite stockholder approval after an Acquisition Proposal had been made, or (b) the Agreement is terminated as a result of the lapsing of the drop-dead date after an Acquisition Proposal had been made, and, in the case of both clause (a) or (b), the Company enters into a definitive agreement for an Acquisition Proposal with a third party within one year of the termination date and such transaction is consummated.

Representations and Warranties

The Agreement will contain representations and warranties of the Company (and disclosure schedules containing applicable exceptions to such representations and warranties) relating to corporate organization, authority, binding effect of the Agreement, approvals and consents, valid issuance of the shares issued to the Investor, capitalization, SEC reports, financial statements, no conflicts, absence of undisclosed liabilities, absence of changes, compliance with laws, material contracts, taxes, litigation, employee matters, information to be supplied in the proxy, takeover statutes and financial advisors, and representations and warranties of the Investor (and disclosure schedules containing applicable exceptions to such representations and warranties) relating to organization, authority, binding effect of the Agreement, approvals and consents, available funds and accredited investor status and investment intent.

The representations and warranties will survive until the earlier of two years from the closing date or the applicable statute of limitations.

Diligence	The Investor requires no diligence.

Financing Contingency	None.

Management Employment Agreements	Concurrently with execution and delivery of the Agreement, the Company will enter into amended and extended employment agreements with Brett Pope and Winston Black on terms acceptable to the Investor (the “Management Employment Agreements”).

Closing Conditions

The Transaction shall be subject to the following conditions precedent:

•     receipt of the stockholder approval described above;

•     expiration of any applicable anti-trust waiting periods;

•     accuracy of representations and warranties in all material respects, except for representations regarding corporate organization, authority, binding effect, valid issuance of shares and capitalization, which must be accurate in all respects other than, in the case of the capitalization representation, de minimis inaccuracies;

•     compliance with covenants in all material respects;

•     no material adverse change to the Company’s business;

•     no injunctions or orders prohibiting consummation;

•     delivery of tax opinion by legal counsel to the Company that is reasonably satisfactory to the Investor to the effect that the Transaction will not create an ownership change under Section 382(g) and the Company will not become a “Personal Holding Company”;

•     Board of directors de-staggered through an amendment to the Company’s charter approved at the stockholder meeting called for voting on the Transaction;

•     Composition of the board of directors consisting of the CEO and [six] individuals designated by Carlson (two of whom will meet the independence requirements specified below);

•     receipt of material third party consents; and

•     Management Employment Agreements, voting agreement amendment (as described below) and registration rights agreement (as described below) in full force and effect.

Costs and Expenses	The parties will bear their respective legal and other transaction costs, including without limitation legal, financial or other advisors (including consultants). For the avoidance of doubt, the Investor will be responsible for payment of the filing fees in connection with any applicable anti-trust filings.

Use of Proceeds	General corporate purposes.

Minority Protections

The Agreement shall contain additional provisions applicable for the period following consummation of the Transaction and until the earlier of (a) such time as the Investor beneficially owns less than 40% of the then total outstanding shares of voting securities of the Company or (b) five years after the closing date:

•     The Investor shall not (i) acquire shares of common stock of the Company that cause the Investor’s percentage ownership of the Company to increase by 5% or more (and subject in any event to limitations relating to retaining the benefits of the Company’s NOLs), (ii) cause the Company to engage in stock buybacks or (iii) otherwise engage in a Rule 13e-3 transaction (under the Securities Exchange Act of 1934), unless in each case the Investor first offers to purchase all remaining shares held by stockholders who are not affiliated with the Investor (an “Additional Purchase Transaction”).

•     If the Investor proposes or causes the Company to propose an Additional Purchase Transaction, such transaction (i) shall be subject to review, evaluation and negotiation by a special committee of directors who are unaffiliated with either the Company or the Investor, and no such Additional Purchase Transaction shall be approved or consummated by the Company or the Investor without the prior approval of such special committee, and (ii) shall be submitted for approval to the stockholders of the Company, with a non-waivable condition that a majority of the shares held by stockholders that are not affiliated with the Investor approve the transaction.

•     If the Investor proposes to sell shares of common stock of the Company to a third party investor that would result in the third party investor owning in excess of 40% (and with neither the Investor and its affiliates nor any other holder or its affiliates owning a greater percentage) of the outstanding shares of the Company, then the Investor shall ensure that stockholders that are not affiliated with the Investor are permitted to sell a proportionate number of their shares on the same terms as the Investor sells its shares.

• The Company shall maintain at least two (2) directors who are unaffiliated with either the Company or the Investor.

Investor Approval Rights	The Investor will have approval rights (separate and apart from the voting rights of its designees on the board of directors of the Company) with respect to debt incurrences above specified ratios, new equity issuances, material acquisitions and dispositions, dividends and redemptions, investments in or loans to third parties, changing the size of the board of directors and hiring and terminating the Company’s chief executive officer. The Investor will retain the approval rights as long as it owns at least 40% of the outstanding shares of the Company’s common stock.

Other

The Company will grant a waiver under the Company’s existing NOL rights plan to permit entry into the Agreement and consummation of the Share Issuance.

The Company will take such steps as are necessary to cause the provisions of Section 203(a) of the Delaware General Corporation Statute to be inapplicable to entry into the Agreement and consummation of the Share Issuance.

The voting agreement will be amended effective as of the closing of the Transaction to eliminate the section therein entitled “Section 2. Agreement to Vote” and to make other relevant conforming changes.

The Investor will receive customary demand and piggyback resale registration rights.